Exhibit 12(g)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

						31-Mar

	2008	2009	2010	2011	2012	2013

Fixed charges, as defined:
Total Interest	$56,667	$47,570	$51,912	$48,117	$45,214	$43,569
Interest applicable to rentals	9,057	5,885	634	684	655	743

Total fixed charges, as defined	$65,724	$53,455	$52,546	$48,801	$45,869	$44,312

Earnings as defined:
Net Income	$91,067	$48,908	$82,624	$64,197	$111,866	$113,336
Add:
Provision for income taxes:
Total	59,494	96,901	56,049	74,953	77,115	82,429
Fixed charges as above	65,724	53,455	52,546	48,801	45,869	44,312

Total earnings, as defined	$216,285	$199,264	$191,219	$187,951	$234,850	$240,077

Ratio of earnings to fixed charges, as defined	3.29	3.73	3.64	3.85	5.12	5.42